NEWS RELEASE
PURE DIAMONDS EXPLORATION INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

January 9, 2008 **TSX Symbol:PUG**

$7 Million Program Planned for Buffalo Hills Project, Alberta

Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") is pleased to provide this update of activities for the Buffalo Hills Project (the "**Project**"), northern Alberta. In 2008 Diamondex Resources Ltd. ("**Diamondex**") and Shore Gold Inc.("**Shore**") will conduct a $7 million exploration program, which will include the largest single drilling program ever conducted on the Project.

Under this exploration program, a 14,000 metre delineation drill program will focus mainly on the central corridor of the Buffalo Hills Project. This program will commence in the north at K91 and work progressively south to BH225, K14, K252, K6 and ultimately K5. It is anticipated that the drilling will begin in late January, and will take approximately 3 months to complete.

The primary goal of the program is to drill test the best kimberlite pipes discovered to date with sufficient density to allow for the identification of the different kimberlite phases present and characterize their key characteristics, including micro diamond content, to allow for the construction of accurate geologic models. This exploration program will provide key information that will prioritize which pipes on the Buffalo Hills Project should be bulk sampled during follow-up campaigns. Encore Coring & Drilling of Calgary, Alberta will provide two Schramm 685 drills capable of routinely recovering PQ sized drill cores. All drill cores will be logged and analyzed at Shore's facilities in Saskatchewan.

The Buffalo Hills Project is the third largest known district of significantly diamond bearing kimberlite in Canada after Lac De Gras in the Northwest Territories and Fort a la Corne in Saskatchewan. Previous exploration on this Project by Ashton Mining of Canada Inc., Encana Corporation and Pure Diamonds from 1997-2006, totaled $30 million, which resulted in the discovery of 38 kimberlites, 26 of which are diamondiferous. These kimberlites range in size from 1 to 47 hectares. Six mini bulk samples were also carried out, with the largest bulk sample conducted at K14 where 479 tonnes were extracted yielding a grade of 12 cpht. A 22.8 tonne sample extracted from K252 yielded a grade of 55 cpht.

Diamondex and Shore acquired Stornoway Diamonds Corporation's share of this project in July 2007 for a total cash consideration of $17.5 million. Pursuant to the acquisition, Shore and Diamondex each acquired a 22.5% interest in the Buffalo Hills Joint Venture, in which Encana Corporation holds a 43% interest and Pure Diamonds Exploration Inc. holds the remaining 12% interest. Diamondex and Shore can increase their combined interest to 72.5% by spending $15 million prior to April 30, 2010. Diamondex is the Operator of the Buffalo Hills Joint Venture with Diamondex and Shore each contributing 50% of the exploration expenditures. David Clarke, P.Geol., MSc., Senior Vice President of Exploration for Diamondex Resources Ltd. is a Qualified Person as defined by National Instrument 43-101 and is responsible for program design and quality control of exploration undertaken by Diamondex Resources Ltd.

Pure Diamonds is very pleased that the Buffalo Hills Project will again become a focus of exploration in 2008 and will continue to be involved as a Joint Venture Partner as the Project develops.

For further information, please contact:

Gordon Keevil – President

(604) 687-2038 or visit our website at www.pure-diamonds.ca

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

PURE DIAMONDS
EXPLORATION INC. T.PUG

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Diamonds News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

END